BIT ORIGIN LTD.

375 park Ave, Fl 1502

New York, NY 10152

February 6, 2023

Via Edgar Correspondence

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bit Origin Ltd.
Amendment No. 2 to Registration Statement on Form F-3
Filed January 5, 2023
File No. 333-268501

To whom it may concern,

This letter is in response to the letter dated January 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bit Origin Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement Amendment No. 2”) is being submitted to accompany this letter.

Amendment No.1 to Registration Statement on Form F-3 Filed January 5, 2023

Miners, page 5

1. Refer to your response to comment 10. Please revise your disclosure to describe the terms and provisions of your insurance policies covering your miners. To the extent that you do not have insurance coverage for your crypto asset miners, please revise to add risk factor disclosure.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that the miners are not covered by any insurance to which we are the beneficiary. We revised the disclosure on page 6 and added a risk factor “The mining rigs may experience damages” on page 22 of the Registration Statement Amendment No. 2.

2. Refer to your response to comment 13. Please revise to clarify the difference between the two breakeven points identified in the last paragraph on page 5. In addition, disclose the range of the value of Bitcoin for the periods covered by your financial statements and include the assumptions made in determining value. Also revise to address the impact of your policy to hold your mined Bitcoin "in order to enjoy the potential benefits of the appreciation of the Bitcoin price."

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised on page 6 of the Registration Statement Amendment No. 2 to disclose that prior to December 2022, pursuant to the original hosting agreement and service agreement, based on the weighted average of the hosting price of approximately $0.08/kwh, the breakeven price is $17,599/Bitcoin mined.

Prior to December 2022
Bitcoin reward/Day/TH as at 2023-01-03 12:22:50	0.00000356
Hosting Price ($/kwh)	0.08
Number of Miners	1,700.00
Total Hashrate (TH)	161,500.00
Total Daily Power Consumption (kw)	126,480.00
Total Daily Hosting Cost ($)	10,118.40
Breakeven Price ($)	17,599

In December 2022, the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. Based on the adjusted profit sharing model, the hosting fee is approximately $0.065/kwh, and therefore, the breakeven price is $14,299.

From December 2022
Bitcoin reward/Day/TH As at 2023-01-03 12:22:50	0.00000356
Hosting Price ($/kwh)	0.065
Number of Miners	1,700.00
Total Hashrate (TH)	161,500.00
Total Daily Power Consumption(kw)	126,480.00
Total Daily Hosting Cost ($)	8,221.20
Breakeven Price ($)	14,299

From May 1, 2022 to June 30, 2022 the bitcoin price range is between $19,018 and $39,698. From July 1, 2022 to November 30, 2022, the bitcoin price range is between $15,787 to $24,424. Our revenue recognition is based on the daily Bitcoin reward and daily Bitcoin closing price available at CoinMarketCap.com.

We also revised the disclosure on page 5 of the Registration Statement Amendment No. 2 that the price of Bitcoins is volatile. It has decreased recently and may continue to decrease if the liquidity of the digital assets markets continues to be negatively impacted by the recent bankruptcy of some well-known crypto asset market participants and negative publicity surrounding digital assets. If the Bitcoins price decreases , our results of operation will be negatively impact. We also added cross reference to sections titled “Impact of Recent Developments Regarding Crypto Asset Market” and “Risk Factors - Risks Related to Crypto Asset Markets and Governmental Regulation”.

Prospectus Summary

Business Overview, page 5

3. Refer to your response to comment 9. Please revise to disclose whether you use a third-party custodian to store your bitcoin. If so, please identify the third-party custodian and describe the material terms of the agreement, including a description of the custodian's insurance and the degree to which the custodian's policies provide coverage for the loss of your crypto assets and whether the insurance provider has inspection rights associated with the crypto assets held in storage.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 6 of the Registration Statement Amendment No. 2 that we have not used a third-party custodian to store our Bitcoins.

Cheyenne, Wyoming, page 6

4. Refer to your response to comment 19. Please revise to clarify what you mean by your disclosure on page 6 regarding a "sharing percentage of 8.8235%."

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that the sharing percentage of 8.8235% refers to the Company’s partnership ownership of MineOne Cloud Computing Investment I L.P. We revised the disclosure on page 9 of the Registration Statement Amendment No. 2.

Mining Facilities

Marion, Indiana, page 6

5. Refer to your response to comment 14. Please Reconcile your disclosure regarding your agreement with Your Choice Four CA, Inc. on page 7 with your disclosure on page 10 that "the hosting fee is adjusted to the sum of (i) the electricity costs and 50% of SonicHash US's profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity costs."

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we added the adjusted hosting fee on page 8 of the Registration Statement Amendment No. 2.

6. Refer to your response to comment 15. Please revise to disclose whether your agreements with Your Choice Four CA, Inc. include insurance for loss of power or damage to the hosted mining machines.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that pursuant to the hosting agreement, the host shall maintain a minimum service level of at least 90% uptime during any 30-day period, except in the event of maintenance, miner failure, repair, and force majeure. The host shall also be responsible for, repair or reimburse any cosmetic damage or operation deficiency to the miners due to the host’s intentional acts, willful misconduct, gross negligence or omission. We added the disclosure on page 8 of the Registration Statement Amendment No. 2.

Impact of Recent Developments Regarding Crypto Asset Market, page 10

7. Please disclose how the "market price" of Bitcoins mined from the Indiana site is calculated pursuant to the December 2022 agreement with Your Choice Four CA, Inc.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that the market price refers to the daily Bitcoin closing price available at CoinMarketCap.com as of the day immediately prior to the day that we receive the billing of the electricity cost. We added the disclosure on page 6, 8, 12 and 17 of the Registration Statement Amendment No. 2.

8. Refer to your response to comment 22. Please revise your disclosure on page 10 to identify any material pending crypto legislation or regulation, and describe the material effects such legislation may have on your business, financial condition and results of operation.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 12 and 13 of the Registration Statement Amendment No. 2.

9. Please revise your disclosure on page 10 and in your risk factors section to address the risk that the price of your Ordinary Shares may impact your ability to regain compliance with Nasdaq Listing Rule 5550(a)(2) by June 12, 2023.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised the disclosure on page 14 and added a risk factor “Our ordinary shares are subject to listing if we fail to regain compliance with Nasdaq Listing Rule 5550(a)(2) by June 12, 2023. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless” on page 23 of the Registration Statement Amendment No. 2.

Risk Factors, page 13

10. Please revise your risk factors and dilution section to discuss and quantify the effect(s) that converting the notes and exercising the warrants could have on existing shareholders.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we added risk factors “The issuance of the Conversion Shares and Warrant Shares will be dilutive to existing shareholders”  on page 23 of the Registration Statement Amendment No. 2. We have also revised the disclosure under the “Dilution” section on page 27 of the Registration Statement Amendment No. 2.

Our board of management have experience in risk management, page 18

11. Refer to your response to comment 25. Please expand this risk factor to describe the risk management policies in place in light of current crypto asset market conditions.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that in light of current crypto asset market conditions and to mitigate the effect of Bitcoin price volatility, our risk management policies focus on finding cost-effective hosting sites, raising funds with a low financing cost, and renegotiating with existing site hosts to reduce cost. We revised the disclosure on page 22 of the Registration Statement Amendment No. 2.

The October 2022 Private Placement

The Private Placement, page 19

12. Refer to your response to comment 2. Please disclose the amount of crypto assets pledged as collateral in connection with the October 2022 Private Placement, and, in an appropriate section of your registration statement, please disclose the material terms of your loans from a third-party in which you used crypto assets as collateral.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we revised to disclose on page 24 of the Registration Statement Amendment No. 2 that the collateral in connection with the October 2022 Private Placement are all personal property and assets, whether now owned or thereafter acquired, including all crypto assets. We also added the material terms of the loans from a third party on page 13 of the Registration Statement Amendment No. 2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chief Executive Officer